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Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
FEB 1 2 2007
WASH, D.C.
185
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10938

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dupree & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 South Mill Street
(No. and Street)

Lexington	Kentucky	40507
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Dragoo (859) 254-7741
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marr, Miller & Myers, PSC
(Name – *if individual, state last, first, middle name*)

P.O. Box 663,	Corbin,	Kentucky	40702
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Dragoo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dupree & Company, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUPREE & COMPANY, INC.
Lexington, Kentucky

REPORT TO THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006 and 2005

CONTENTS

Marr, Miller & Myers, PSC

Certified Public Accountants
(606) 528-2454 (FAX 528-1770)

P.O. Box 663
Corbin, Kentucky 40702

INDEPENDENT AUDITOR'S REPORT

January 24, 2007

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We have audited the accompanying statements of financial condition of Dupree & Company, Inc. as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dupree & Company, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Marr, Miller & Myers, PSC

Certified Public Accountants

DUPREE & COMPANY, INC.
Lexington, Kentucky

STATEMENTS OF FINANCIAL CONDITION
December 31,

ASSETS

	2006	2005
Cash	$ 228,568	$ 352,289
Interest receivable	352	277
Receivable-other	476,140	477,084
Trading securities, at market (Note 2)	9,237	10,554
Prepaid expenses	1,359	1,078
Property and equipment, net of accumulated depreciation (Note 3)	61,332	37,364
TOTAL ASSETS	$ 776,988	$ 878,646

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Accounts payable and accrued expenses	$ 62,685	$ 74,345
COMMITMENTS AND CONTINGENCIES (Notes 6, 8, and 9)		
Common stock, no par value, 6,800 shares authorized issued and outstanding, 68 shares voting and 6,732 shares nonvoting	68,000	68,000
Additional paid-in capital	4,406	4,406
Retained earnings	641,897	731,895
Total stockholders' equity	714,303	804,301
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 776,988	$ 878,646

The accompanying notes are an integral part of these financial statements.

DUPREE & COMPANY, INC.
Lexington, Kentucky

STATEMENTS OF INCOME
Years Ended December 31,

	2006	2005
REVENUES		
Fiscal agency fees	$ 54,166	$ 57,143
Investment advisory and transfer agent fees (Notes 5 and 8)	5,453,241	5,367,333
Interest	11,855	7,227
Net gain (loss) on sale of trading securities	(1,304)	7,527
Other income	7,686	10,884
Total revenues	5,525,644	5,450,114
EXPENSES		
Salaries	2,207,853	2,146,572
Employee death benefit	-	193,592
Fiscal agency expenses	10,883	1,639
Bank service charges	17,252	16,625
Rent (Note 6)	86,510	86,510
Insurance	116,448	143,471
Taxes and licenses	196,594	171,647
Advertising (Note 7)	58,715	71,873
Office supplies and expenses	18,061	15,377
Postage and shipping	2,646	5,853
Telephone	12,951	14,656
Dues and subscriptions	33,869	28,584
Travel and entertainment	4,622	9,512
Professional fees	33,435	38,380
Maintenance and repairs	27,317	56,794
Depreciation	25,757	24,431
Shareholder maintenance and dealer agreements	195,457	240,996
Total expenses	3,048,370	3,266,512
INCOME BEFORE STATE INCOME TAX PROVISION	2,477,274	2,183,602
Provision for state income tax	171,381	150,523
Net income	$ 2,305,893	$ 2,033,079

The accompanying notes are an integral part of these financial statements.

DUPREE & COMPANY, INC.
Lexington, Kentucky

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balances at January 1, 2005	$ 68,000	$ 4,406	$ 688,976
For the year ended December 31, 2005:			
Net income	-	-	2,033,079
Dividend distributions	-	-	(1,990,160)
Balances at December 31, 2005	68,000	4,406	731,895
For the year ended December 31, 2006:			
Net income	-	-	2,305,893
Dividend distributions	-	-	(2,395,891)
Balances at December 31, 2006	$ 68,000	$ 4,406	$ 641,897

The accompanying notes are an integral part of these financial statements.

DUPREE & COMPANY, INC.
Lexington, Kentucky

STATEMENTS OF CASH FLOWS
Years Ended December 31,

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,305,893	$ 2,033,079
Net (gain) loss on sale of trading securities	1,304	(7,527)
Non-cash (income) expenses included in net income:		
Depreciation	25,757	24,431
Changes in assets and liabilities:		
(Increase) decrease in interest receivable	(75)	(113)
(Increase) decrease in receivable-other	944	(23,684)
(Increase) decrease in prepaid expenses	(281)	(560)
Increase (decrease) in accounts payable and accrued expenses	(11,660)	38,318
Net cash provided by (used in) operating activities	2,321,882	2,063,944
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend distributions	(2,395,891)	(1,990,160)
Net cash provided by (used in) financing activities	(2,395,891)	(1,990,160)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(49,725)	(17,898)
Purchase of investments	(405,000)	-
Proceeds from sale of investments	405,819	-
Dividend reinvestment	(806)	-
Net cash provided by (used in) investing activities	(49,712)	(17,898)
Net increase (decrease) in cash	(123,721)	55,886
CASH		
Beginning	352,289	296,403
Ending	$ 228,568	$ 352,289
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash payments for:		
Interest	$ -	$ -
Income taxes	$ 266,351	$ 98,200

The accompanying notes are an integral part of these financial statements.

DUPREE & COMPANY, INC.
Lexington, Kentucky

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the significant elements of the financial statements of Dupree & Company, Inc. are summarized below:

NATURE OF OPERATIONS: Dupree & Company, Inc., a Kentucky Corporation, was organized in 1962 for the purpose of being a securities broker. The Company is now principally engaged in investment advisory and transfer agent services for Dupree Mutual Funds.

USE OF ESTIMATES: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Accordingly, actual results could differ from these estimates.

BASIS OF ACCOUNTING - SECURITY TRANSACTIONS: Securities transactions are recorded on a settlement date basis, generally the fifth business day following the transaction date. Fiscal agency fees are recorded at the time the transaction is completed.

ACCOUNTS RECEIVABLE: Accounts receivable are written off as bad debts in the year they are determined to be uncollectible.

PROPERTY AND EQUIPMENT: Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using both the straight-line and accelerated methods over the estimated lives of the assets.

TRADING SECURITIES: The trading securities category includes both debt securities and equity securities with readily determinable fair values. They are measured at fair value in the statements of financial condition. Trading securities are bought and held primarily for purposes of selling them in the near term, reflect active and frequent buying and selling, and are generally used with the objective of generating profits on short-term differences in price.

INCOME TAXES: The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. The stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Certain specific deductions and credits flow through the Company to its stockholders. This election is valid for Kentucky; however, effective January 1, 2005, Kentucky law requires the income tax to be accrued and paid at the entity level. Therefore, a provision for state income tax and a related liability have been included in the financial statements for state income taxes.

DUPREE & COMPANY, INC.
Lexington, Kentucky

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COMPREHENSIVE INCOME: There were no items of other comprehensive income at December 31, 2006 and 2005. Thus, net income is equal to comprehensive income for each of those years.

ACCRUED COMPENSATED ABSENCES: Employees are required to use all their sick days, vacation days and personal days during the year. The days are not carried over to the next business year.

NOTE 2 - TRADING SECURITIES

Trading securities at December 31 consist of the following:

	2006		2005	
	Market	Cost	Market	Cost
NASDAQ Stock, 300 shares	$ 9,237	$ 2,200	$ 10,554	$ 2,200

NOTE 3 - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment by classification:

	2006	2005
Office furniture and equipment	$ 560,405	$ 510,680
Leasehold improvements	22,560	22,560
	582,965	533,240
Less accumulated depreciation	521,633	495,876
Net property and equipment	$ 61,332	$ 37,364

NOTE 4 - NET CAPITAL AND NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2006, the Company had net capital as defined by Rule 15c3-1 of $626,351, which was $376,351 in excess of its required net capital of $250,000. The Company's net capital ratio was .1001 to 1.

At December 31, 2005, the Company had net capital as defined by Rule 15c3-1 of $725,374, which was $625,374 in excess of its required net capital of $100,000. The Company's net capital ratio was .1025 to 1.

NOTE 5 - INVESTMENT ADVISORY AND TRANSFER AGENT FEES

Dupree & Company, Inc. serves as the investment advisor and transfer agent pursuant to an investment advisory agreement (the "Agreement"), dated November 1, 2006, for the Dupree Mutual Funds Income Series, a no load, mutual fund. The Agreement will continue in effect until October 31, 2007, and thereafter for annual periods, if renewed.

Dupree & Company, Inc. also serves as the investment advisor to the Dupree Mutual Funds Short-to-Medium Series pursuant to an investment advisory agreement dated November 1, 2006. It remains in effect until October 31, 2007, and thereafter for annual periods, if renewed.

On November 1, 2006, Dupree & Company, Inc. renewed their investment advisory agreement with Dupree Mutual Funds Intermediate Government Bond Series. It remains in effect until October 31, 2007, and thereafter for annual periods, if renewed.

On November 1, 2006, Dupree & Company, Inc. renewed their investment advisory agreement with Dupree Mutual Funds Tennessee Tax-Free Income Series and Tennessee Short-To-Medium Series. It remains in effect until October 31, 2007, and thereafter for annual periods, if renewed.

On November 1, 2006, Dupree & Company, Inc. renewed their investment advisory agreement with Dupree Mutual Funds North Carolina Tax-Free Income Series and North Carolina Short-to-Medium Series. It remains in effect until October 31, 2007, and thereafter for annual periods, if renewed.

On November 1, 2006, Dupree & Company, Inc. entered into an investment advisory agreement with Dupree Mutual Funds Alabama Tax-Free Income Series and Alabama Short-to-Medium Series. It remains in effect until October 31, 2007, and thereafter for annual periods, if renewed.

On November 1, 2006, Dupree & Company, Inc. entered into an investment advisory agreement with Dupree Mutual Funds Mississippi Tax-Free Income Series and Mississippi Short-to-Medium Series. It remains in effect until October 31, 2007, and thereafter for annual periods, if renewed.

Subject to the direction of the Trustees, Dupree & Company, Inc. is to provide Dupree Mutual Funds with investment supervisory services, office space and facilities, sales and promotional expenses and corporate administration. As compensation for all services rendered, facilities furnished and expenses paid or assumed, Dupree & Company, Inc. is to receive a fee at the annual rate of .50% (.20% for the Intermediate Government Bond Series) of the average daily net asset value up to $100,000,000 in assets, .45% (.20% for the Intermediate Government Bond Series) of the average daily net asset value from $100,000,001 to $150,000,000, .40% (.20% for the Intermediate Government Bond Series) of the average daily net asset value from $150,000,001 to $500,000,000 and .35% (.20% for the Intermediate Government Bond Series) of the average daily net asset value over $500,000,000. Dupree & Company, Inc. has agreed to forego part or all of its fee in order to maintain the expenses of the Funds at or below .75% (.45% for the Intermediate Government Bond Series) of average net asset value. For the years ended December 31, 2006 and 2005, Dupree & Company, Inc. waived investment advisory fees of $62,452 and $93,618, respectively.

DUPREE & COMPANY, INC.
Lexington, Kentucky

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2006

NOTE 5 - INVESTMENT ADVISORY AND TRANSFER AGENT FEES (CONTINUED)

Dupree & Company, Inc. also serves as the transfer agent and dividend-disbursing agent for Dupree Mutual Funds pursuant to an agreement renewed November 1, 2006. The agreement may be terminated by either party by giving ninety days written notice. The fee for this service is calculated daily at a rate of 1/365 of .15% on the first $20,000,000 of net assets and 1/365 of .12% of the net assets over $20,000,000. Additionally, Dupree Mutual Funds reimburses Dupree & Company, Inc. for out-of-pocket expenses incurred on behalf of the Fund. The expenses include, but are not necessarily limited to, postage, insurance, telephone charges and cost of forms.

NOTE 6 - COMMITMENTS

Rental Obligations: The Company leases its present office space under a non-cancelable lease, which expires October 31, 2008.

The aggregate annual rentals for this office space are approximately as follows:

Year	Amount
2007	$ 86,510
2008	72,089
	$ 158,599

Rental expense charged to operations for 2006 and 2005 was $86,510 and $86,510, respectively.

Termination of Shareholder Servicing Agreement: The Company entered into a termination agreement with a North Carolina investment advisor, which calls for twelve monthly payments of $16,667 beginning January 15, 2007. The investment advisor continued to perform its shareholder servicing function through December 31, 2006 in accordance with the provisions of their original agreement. Effective.January 1, 2007, all shareholder accounts were transferred to Dupree & Company, Inc. for them to perform their transfer agency functions.

NOTE 7 - ADVERTISING COSTS

Advertising costs are expensed as incurred. During 2006 and 2005, the amount expensed was $58,715 and $71,873, respectively.

NOTE 8 - MAJOR CUSTOMERS

Dupree & Company, Inc. derives a major portion of its revenue from one customer. During 2006 and 2005, revenues from that customer aggregated $5,351,741 and $5,264,191, respectively. At December 31, 2006 and 2005, amounts due from that customer included in receivable-other were $452,752 and $451,574, respectively.

NOTE 9 - CONCENTRATIONS OF CREDIT RISK

At December 31, 2006, the amount of cash on deposit with any one financial institution exceeded the FDIC insured limit by $74,148.

NOTE 10 - PENSION PLAN

Dupree & Company, Inc. adopted a 401(K) plan for all eligible employees effective September 1, 1996. The plan specifies that the employees can make a contribution of up to 25% of their compensation to a maximum contribution of $15,000 in 2006 and $14,000 in 2005. Dupree & Company, Inc. does not match any employee contributions.

NOTE 11 - EMPLOYMENT AGREEMENT

The Company has entered into an employment agreement with one of its employees effective January 1999. Dupree & Company, Inc. agrees to continue employment of this employee as a consultant after his retirement, which became effective November 2001. The compensation for these services has been set at $30,000 a year. At the employee's death, all payments shall cease under this agreement.

Marr, Miller & Myers, PSC

Certified Public Accountants
(606) 528-2454 (FAX 528-1770)

P.O. Box 663
Corbin, Kentucky 40702

INDEPENDENT AUDITOR'S REPORT

January 24, 2007

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marr, Miller & Myers, PSC
Certified Public Accountants

OMB APPROVAL	
OMB Number:	3235-0123
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Dupree & Company, Inc. [13]

SEC FILE NO.: 8-10938 [14]

FIRM I.D. NO.: 1697 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

125 South Mill Street [20]
(No. and Street)

Lexington [21] KY [22] 40507-1683 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01-01-2006 [24]

AND ENDING (MM/DD/YY): 12-31-2006 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Michelle Dragoo [30]

(Area Code) — Telephone No.: (859) 254-7741 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the ________ day of ________ , ____
Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Marr, Miller & Myers, PSC [70]

ADDRESS

P.O. Box 663 [71]	Corbin [72]	KY [73]	40702 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
[50]	[51]	[52]	[53]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Dupree & Company, Inc. | N2 | 100

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/06 | 99
SEC FILE NO. 8-10938 | 98
Consolidated [ ] 198
Unconsolidated [X] 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 178,568	200			$ 178,568	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper	50,000	370				
B. U.S. and Candaian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Dupree & Company, Inc. as of 12/31/06

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable		Non-Allowable		Total	
E. Stocks and warrants [9]	$	410				
F. Options		420				
G. Arbitrage		422				
H. Other securities	9,237	424				
I. Sport commodities		430			$ 59,237	850
8. Securities owned not readily marketable:						
A. At Cost [8] $ ____ 130		440	$	610		860
9. Other investments not readily marketable:						
A. At Cost $ ____ 140						
B. At estimated fair value		450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
A. Exempted securities $ ____ 150						
B. Other $ ____ 160 [10]		460		630		880
11. Secured demand notes-market value of collateral:						
A. Exempted securities $ ____ 170						
B. Other $ ____ 180		470		640		890
12. Memberships in exchanges:						
A. Owned, at market value $ ____ 190						
B. Owned at cost				650		
C. Contributed for use of company, at market value		[12]		660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships	452,752	480		670 [14]	452,752	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		490	61,332	680	61,332	920
15. Other Assets:						
A. Dividends and interest receivable		500	352	690		
B. Free shipments		510	1,359	700		
C. Loans and advances		520		710		
D. Miscellaneous [11]		530	23,388	720	25,099	930
16. TOTAL ASSETS	$ 690,557	540 [13]	$ 86,431	740	$ 776,988	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Dupree & Company, Inc. as of 12/31/06

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	$ [1250]	$ [1470]
18. Securities sold under repurchase agrement		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		▼21 [1510]
2. Other	▼16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	▼19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other:	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts-including free credits of ▼15 $ [950]	[1120]		▼22 [1580]
B. Commodities accounts	▼17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	62,685 [1170]		62,685 [1640]
C. Income taxes payable	[1180]		▼23 [1650]
D. Deferred income taxes		▼20 [1370]	[1660]
E. Acrued expenses and other liabilities	[1190]		[1670]
F. Other	▼18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Dupree & Company, Inc. as of 12/31/06

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
24. Notes and mortgages payable:						
A. Unsecured	$	1210			$	1690
B. Secured	25	1211	$	1390		1700
25. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders 24 $ [970]						
2. Includes equity subordination (15c3-1(d)) of $ [980]						
B. Securities borowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420	27	1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1(d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value			26	1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
26. TOTAL LIABILITIES	$ 62,685	1230	$	1450	$ 62,685	1760

Ownership Equity			Total	
27. Sole Proprietorship			$	1770
28. Partnership-limited partners	$	1020	$	1780
29. Corporation:				
A. Preferred stock				1791
B. Common stock			28 68,000	1792
C. Additional paid-in capital			4,406	1793
D. Retained earnings			641,897	1794
E. Total				1795
F. Less capital stock in treasury			( )	1796
30. TOTAL OWNERSHIP EQUITY			$ 714,303	1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 776,988	1810

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Dupree & Company, Inc. as of 12/31/06

COMPUTATION OF NET CAPITAL

Item						Code
1. Total ownership equity from Statement of Financial Conditon - Item 1800					$ 714,303	3480
2. Deduct Ownership equity not allowable for Net Capital					( )	3490
3. Total ownership equity qualified for Net Capital					714,303	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
B. Other (deductions) or allowable credits (List)					[33]	3525
5. Total capital and allowable subordinated liabilities					$ 714,303	3530
6. Deductions and/or charges:						
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)			$ 86,431	3540		
1. Additional charges for customers' and non-customers' security accounts			$	3550		
2. Additional charges for customers' and non-customers' commodity accounts				3560		
B. Aged fail-to-deliver				3570		
1. Number of items	[29]	3450				
C. Aged short security differences-less reserve of	$	3460	[30]	3580		
number of items		3470				
D. Secured demand note deficiency				3590		
E. Commodity futures contracts and spot commodities - proproetary capital charges				3600		
F. Other deductions and/or charges				3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
H. Total deductions and/or charges					(86,431)	3620
7. Other additions and/or allowable credits (List)						3630
8. Net capital before haircuts on securities positions					$	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities committments			$	3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper			[31] 135	3680		
2. U.S. and Canadian government obligations				3690		
3. State and municipal government obligations				3700		
4. Corporate obligations				3710		
5. Stocks and warrants			1,386	3720		
6. Options				3730		
7. Arbitrage				3732		
8. Other securities			[32]	3734		
D. Undue Concentration				3650		
E. Other (List)				3736	(1,521)	3740
10. Net Capital					$ 626,351	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Dupree & Company, Inc. as of 12/31/06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Description		Amount	Code
11.	Minimum net capital required (6⅔% of line 19)	$	4,179	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14.	Excess net capital (line 10 less 13)	$	376,351	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	35 $	620,082	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description		Amount	Code		Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				$	62,685	3790
17.	Add:						
	A. Drafts for immediate credit	34 $		3800			
	B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19.	Total aggregate indebtedness				$	62,685	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%	10.01	3850
21.	Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%	10.01	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT N/A

Part B

Line	Description		Amount	Code
22.	2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	36 $		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24.	Net capital requirement (greater of line 22 or 23)	$		3760
25.	Excess net capital (line 10 less 24)	$		3910
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27.	Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28.	Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS N/A

Part C

Line	Description		Amount	Code
29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER: Dupree & Company, Inc.

For the period (MMDDYY) from 01/01/06 [3932] to 12/31/06 [3933]

Number of months included in this statement: 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Code	Amount	Code
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions				3938
d. All other securities commissions				3939
e. Total securities commissions				3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading				3949
e. Total gains or (losses)				3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)		4236		
c. Total realized and unrealized gains (loses)				3952
4. Profits or (losses) from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares				3970
7. Fees for account supervision, investment advisory and administrative services			5,453,241	3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business				3985
11. Other revenue			72,403	3995
12. Total revenue			$ 5,525,644	4030

EXPENSES

Item		Code	Amount	Code
13. Registered representative's compensation			$ 1,148,407	4110
14. Clerical and administrative employees' expenses			519,446	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers			540,000	4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)				4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications			12,951	4060
20. Occupancy and equipment costs			152,343	4080
21. Promotional costs			58,715	4150
22. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts				4170
24. Data processing costs (including service bureau service charges)				4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses			8,997	4195
27. Other expenses			607,511	4100
28. Total expenses			$ 3,048,370	4200

NET INCOME

Item		Code	Amount	Code
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			2,477,274	4210
30. Provision for Federal income taxes (for parent only) Kentucky Income Tax			171,381	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items			$ 2,305,893	4230

MONTHLY INCOME

Item		Code	Amount	Code
35. Income (current month only) before provision for Federal income taxes and extraordinary items			$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Dupree & Company, Inc. as of 12/31/06

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) [46]	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days [47]		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$ 0	4430

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List). [48]		4469		
17. **Aggregate debit items			$ 0	4470
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)			(0)	4471
19. **TOTAL 14c3-3 DEBITS			$ 0	4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) [49]	$ 0	4480
21. Excess of total credits over total debits (line 11 less line 19)	0	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	0	4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period	0	4510
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities	0	4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$ 0	4530
26. Date of deposit (MMDDYY)	0	4540

FREQUENCY OF COMPUTATION

27. Daily [50] ______ [4332] Weekly ______ [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Dupree & Company, Inc. as of 12/31/06

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... $ X [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm ______ [4335] [4570]

D. (k)(3) — Exempted by order of the Commission .... [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B .... $ 0 [4586]
   A. Number of items .... 0 [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ 0 [4588]
   A. Number of items .... 0 [4589]

OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes X [4584] No ______ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Dupree & Company, Inc. as of 12/31/06

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS N/A

SEGREGATION REQUIREMENTS

Item		Amount	Code
1. Net ledger balance:			
A. Cash			7010
B. Securities (at market)			7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market			7030
3. Exchange traded options:			
A. Add: Market Value of an open option contracts purchased on a contract market			7032
B. Deduct: Market Value of an open option contracts granted (sold) on a contract market			7033
4. Net equity (deficit) (total of 1, 2 and 3)			7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades			7050
6. Amount required to be segregated (total of 5 and 4)			7060

FUNDS ON DEPOSIT IN SEGREGATION

Item		Amount	Code
7. Deposited in segregated funds bank accounts:			
A. Cash			7070
B. Securities representing investments of customers' fund (at market)			7080
C. Securities held in particular customers or option customers in lieu of cash (at market)			7090
8. Margin on deposits with clearing organizations of contract markets:			
A. Cash			7100
B. Securities representing investments of customers' fund (at market)			7110
C. Securities held in particular customers or option customers in lieu of cash (at market)			7120
9. Settlement due from (to) clearing organizations of contract markets			7130
10. Exchange traded options:			
A. Add: Unrealized receivables for option contracts purchased on contract markets			7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets			7133
11. Net equities with other FCMs			7140
12. Segregated funds on hand:			
A. Cash			7150
B. Securities representing investments of customers' funds (at market)			7160
C. Securities held for particular customers in lieu of cash (at market)			7170
13. Total amount in segregation *total of 7 through 12)	$		7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$		7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Dupree & Company, Inc. as of 12/31/06

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
54	4600	4601	4602	$ 4603	4604	4605
55	4610	4611	4612	4613	4614	4615
56	4620	4621	4622	4623	4624	4625
57	4630	4631	4632	4633	4634	4635
58	4640	4641	4642	4643	4644	4645
59	4650	4651	4652	4653	4654	4655
60	4660	4661	4662	4663	4664	4665
61	4670	4671	4672	4673	4674	4675
62	4680	4681	4682	4683	4684	4685
63	4690	4691	4692	4693	4694	4695

Total $ 64 None 4699*

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER Dupree & Company, Inc. as of 12/31/06

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Item		Code	Total	Code
1. **Equity Capital**				
A. Partnership Capital:				
1. General Partners (65)	$	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital:				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other) (66)		4760		
4. Other (describe below)		4770		
2. **Subordinated Liabilities**				
A. Secured Demand Notes		4780		
B. Cash Subordinates		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. **Other Anticipated Withdrawals**				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans (67)		4860		
C. Other (describe below)		4870		
Total			$ None	4880

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item		Code	Amount	Code
1. Balance, beginning of period			$ 731,895	4240
A. Net income (loss)			2,305,893	4250
B. Additions (includes non-conforming capital of	$	4263	(68)	4260
C. Deductions (includes non-conforming capital of	$	4272	2,395,891	4270
2. Balance, end of period (From Item 1800)			$ 641,897	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From Item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Dupree & Company, Inc. as of 12/31/06

FINANCIAL AND OPERATIONAL DATA

		Valuation		Number	
1.	Month end total number of stock record breaks unresolved over three business days				
	A. breaks long	$	4890		4900
	B. breaks short	72 $	4910	74	4920
2.	Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one)	Yes [X]	4930	No [ ]	4940
3.	Personnel employed at end of reporting period:				
	A. Income producing personnel			8	4950
	B. Non-income producing personnel (all other)			6	4960
	C. Total			14	4970
4.	Actual number of tickets executed during current month of reporting period				4980
5.	Nunber of corrected customer confirmations mailed after settlement date				4990

	No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6. Money differences 69	0	5000	$ 0	5010	0	5020	75 $ 0	5030
7. Security suspense accounts	0	5040	$ 0	5050	0	5060	$ 0	5070
8. Security difference accounts	0	5080	$ 0	5090	0	5100	$ 0	5110
9. Commodity suspense accounts	0	5120	$ 0	5130	0	5140	$ 0	5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days	0	5160	$ 0	5170	0	5180	$ 0	5190
11. Bank account reconcilliations — unresolved amounts over 30 calendar days	0	5200	71 $ 0	5210 73	0	5220	$ 0	5230
12. Open transfers over 40 calendar days, not confirmed	0	5240	$ 0	5250	0	5260	$ 0	5270
13. Transactions in reorganization accounts — over 60 calendar days 70	0	5280	$ 0	5290	0	5300	76 $ 0	5310
14. Total	0	5320	$ 0	5330	0	5340	$ 0	5350

	No. of Items		Leger Amount		Market Value	
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)	0	5360	$ 0	5361	0	5362
16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)	0	5363	$ 0	5364	0	5365

17. Security concentrations (See instructions in Part I):		
A. Proprietary positions	$ 0	5370
B. Customers' accounts under Rule 15c3-3	$ 0	5374
18. Total of personal capital borrowings due within six months	$ 0	5378
19. Maximum haircuts on underwriting commitments during the period	77 $ 0	5380
20. Planned capital expenditures for business expansion during next six months	$ 0	5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$ 0	5384
22. Lease and rentals payable within one year	$ 0	5386
23. Aggregate lease and rental commitments payable for entire term of the lease		
A. Gross	$ 0	5388
B. Net	$ 0	5390

OMIT PENNIES

Marr, Miller & Myers, PSC
Certified Public Accountants
(606) 528-2454 (FAX 528-1770)
P.O. Box 663
Corbin, Kentucky 40702

COMMENTS ON NET CAPITAL AND RESERVE REQUIREMENTS

January 24, 2007

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We compared the computations of net capital and reserve requirements contained in the audit report of Dupree & Company, Inc., for the year ended December 31, 2006, with the Company's most recent unaudited computations as contained in the Focus Report - Part II (Form X-17A-5). Differences between the audited computations and the most recent unaudited computations are outlined below:

	Computations per latest Form X-17A-5	Computations Per Audit
Total capital	$ 714,303	$ 714,303
Deductions from net worth	87,952	87,952
Net capital	$ 626,351	$ 626,351
Minimum net capital required:		
Aggregate indebtedness	$ 62,685	$ 62,685
Required percentage	.0667	.0667
Minimum net capital	$ 4,181	$ 4,181
Net capital in excess of minimum	$ 376,351	$ 376,351
Ratio of aggregate indebtedness to net capital	10.01	10.01

There were no differences found to exist between the most recent unaudited computation and the audited computation as contained in the Focus Report - Part II, for determining reserve requirements under Rule 15c3-3.

Marr, Miller & Myers, PSC
Certified Public Accountants

Marr, Miller & Myers, PSC
Certified Public Accountants
(606) 528-2454 (FAX 528-1770)
P.O. Box 663
Corbin, Kentucky 40702

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

January 24, 2007

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of Dupree & Company, Inc. for the years ended December 31, 2006 and 2005, we considered its internal control procedures, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Dupree & Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining the internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practice and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Marr, Miller & Myers, PSC

Certified Public Accountants

END